Exhibit 99.1

Ku6 Media Announces Retention of Special Committee Legal Counsel and Financial Advisor

BEIJING, China, February 5, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, today announced that in response to the preliminary non-binding proposal letter dated February 1, 2016 (the “Proposal”) received by the Company’s Board of Directors (the “Board”) from Shanda Interactive Entertainment Limited, the controlling shareholder of the Company (the “Proposing Buyer”), to acquire the Company in a “going private” transaction, the special committee (the “Special Committee”) of independent directors has selected Weil, Gotshal & Manges LLP as its U.S. legal counsel and Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) as its financial advisor to assist it in its evaluation.

As previously announced, the Proposal contemplates the Proposing Buyer acquiring the Company for US$0.0108 per class ordinary share, or US$1.08 per American depositary shares (each representing 100 ordinary shares).

The Special Committee has not set a definitive timetable for the completion of its evaluation of the proposed transaction or any other alternative transaction (if any) and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made by the Proposing Buyer or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager

Telephone: +86 10 5758 6819

ir@ku6.com

INVESTOR RELATIONS:

The Equity Group Inc.

In China

Katherine Yao,

Senior Associate

+86-10-6587-6435

kyao@equityny.com

In U.S.

Adam Prior,

Senior Vice President

(212) 836-9606

aprior@equityny.com